SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           SNYDER OIL CORPORATION
                              (Name of issuer)

                       COMMON STOCK, $.01 PAR VALUE
                       (Title of class of securities)

                                833482-10-2
                               (CUSIP number)

     Jack E. Jerrett, Esq.
     Union Pacific Corporation
     Martin Tower
     Eighth and Eaton Avenues
     Bethlehem, PA  18018
     (215) 861-3200

               (Name, address and telephone number of person authorized to receive notices and communications)

     with copies to:

     Paul T. Schnell, Esq.
     Skadden, Arps, Slate, Meagher & Flom
     919 Third Avenue
     New York, New York 10022
               (212) 735-2322

                           MARCH 2, 1994
     (Date of event which requires
                         filing of this statement)

          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement (X).
                                SCHEDULE 13D

CUSIP NO. 833482-10-2                                     Page 2 of   Pages

 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Union Pacific Corporation
      13-2626465

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
      (a)
      (b)   (X)

 (3)  SEC USE ONLY


 (4)  SOURCE OF FUNDS
      00

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Utah

                                    (7) SOLE VOTING POWER
                                        NONE

                                    (8) SHARED VOTING POWER
                                        2,000,000 (on exercise of
    NUMBER OF SHARES BENEFICIALLY       Warrant) (See Item 5)
   OWNED BY EACH REPORTING PERSON
               WITH                 (9) SOLE DISPOSITIVE POWER
                                        NONE

                                   (10) SHARED DISPOSITIVE POWER
                                        2,000,000 (on exercise of
                                        Warrant) (See Item 5)

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
 (14) TYPE OF REPORTING PERSON (see instructions)

      HC and CO


                                SCHEDULE 13D

CUSIP NO. 833482-10-2                                     Page 3 of   Pages

 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Resources Holding, Inc.
      51-0340541

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
      (a)
      (b)   (X)

 (3)  SEC USE ONLY

 (4)  SOURCE OF FUNDS
      00

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                                    (7) SOLE VOTING POWER
                                        NONE

                                    (8) SHARED VOTING POWER
                                        2,000,000 (on exercise of
   NUMBER OF SHARES BENEFICIALLY        Warrant) (See Item 5)
   OWNED BY EACH REPORTING PERSON
                WITH                (9) SOLE DISPOSITIVE POWER
                                        NONE

                                   (10) SHARED DISPOSITIVE POWER
                                        2,000,000 (on exercise of
                                        Warrant) (See Item 5)

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
 (14) TYPE OF REPORTING PERSON (see instructions)

      HC and CO


                                SCHEDULE 13D

CUSIP NO. 833482-10-2                                     Page 4 of   Pages

 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Union Pacific Resources Company
      73-0739973

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
      (a)
      (b)    (X)

 (3)  SEC USE ONLY

 (4)  SOURCE OF FUNDS
      00

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                                    (7) SOLE VOTING POWER
                                        NONE

                                    (8) SHARED VOTING POWER
                                        2,000,000 (on exercise of
   NUMBER OF SHARES BENEFICIALLY        Warrant) (See Item 5)
   OWNED BY EACH REPORTING PERSON
                WITH                (9) SOLE DISPOSITIVE POWER
                                        NONE

                                   (10) SHARED DISPOSITIVE POWER
                                        2,000,000 (on exercise of
                                        Warrant) (See Item 5)

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
 (14) TYPE OF REPORTING PERSON (see instructions)

      CO


          Item 1.  Security and Issuer.

               The class of equity securities to which this Statement relates is shares of common stock, par value $.01 per share (the "Shares"), of Snyder Oil Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Main Street, Suite 2500, Fort Worth, Texas 76102.

          Item 2.  Identity and Background.

               (a)-(c), (f). This statement is being filed by Union Pacific Corporation, a Utah corporation ("UP"), Resources Holding, Inc., a Delaware corporation ("Resources Holding"), and Union Pacific Resources Company, a Delaware corporation ("UPRC"). UP, Resources Holding and UPRC are hereinafter collectively referred to as the "Reporting Persons." UP owns 100% of the issued and outstanding capital stock of Resources Holding. Resources Holding owns 100% of the issued and outstanding capital stock of UPRC.

               The address of UP's principal place of business and headquarters is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania, 18018. The address of Resources Holding's principal place of business and headquarters is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19081. The address of UPRC's principal place of business and headquarters is 801 Cherry Street, Fort Worth, Texas, 79102. UP operates, through subsidiaries, in the areas of rail transportation, oil, gas and mining, trucking, hazardous waste management, and real estate. Resources Holding is a holding company which owns UPRC. UPRC is engaged in exploration for and production of natural gas, crude oil and associated products.

               The names, business addresses, present principal occupations or employments, and citizenships (and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of each of UP, Resources Holding and UPRC are set forth in Schedule I attached hereto and incorporated herein by reference.

               (d) and (e). During the last five years, none of the Reporting Persons (or to the best knowledge of the Reporting Persons, the persons listed on Schedule I hereto) has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
          (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other
                   Consideration.

               The Warrant (as hereinafter defined) was issued by the Company to UPRC in connection with and in partial consideration of the transactions contemplated by the Joint Venture Agreement, dated as of February 8, 1994, between UPRC and the Company, providing, among other things, for the creation of a joint venture to explore for and develop oil and/or gas reserves in and under certain land UPRC owns or has the right to acquire (the "Joint Venture Agreement"). Except as set forth in the preceding sentence, UPRC paid no consideration for the Warrant.

          Item 4.  Purpose of Transaction.

               UPRC acquired the Warrant, which is convertible into Shares, for investment purposes.

               The Reporting Persons will review from time to time whether to exercise the Warrant, and reserve the right to so exercise at any time. If the Reporting Persons decide to exercise the Warrant, they may dispose of the underlying Shares in the open market, privately negotiated transactions or otherwise, depending upon their evaluation of the Company's business, prospects and financial condition, the market for such Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other future developments.

               Except as otherwise set forth above, the Reporting
          Persons have no present plans or intentions which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.

               (a) As of the close of business on March 10, 1994, UPRC owned the Warrant, exercisable for up to 2,000,000 Shares, which would represent 7.9% of the 25,168,173 Shares outstanding as of September 30, 1993, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1993 (and including as outstanding for this purpose the 2,000,000 Shares issuable upon exercise of the Warrant).

               The holder of the Warrant is not, by virtue of its ownership of the Warrant, entitled to vote in the election of Directors of the Company or on other matters submitted to a shareholder vote or consent. Subject to the provisions of the Warrant discussed and described below and in Item 6, UPRC has joint power to dispose or direct the disposition of the Warrant. UPRC would have joint power to vote or direct the vote or to dispose or direct the disposition of the Shares issuable upon exercise of the Warrant.

               Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), UPRC may be deemed the beneficial owner of such Shares. As the sole shareholder of UPRC, Resources Holding may be deemed to have voting and dispositive power with respect to such Shares and may therefore be deemed to be the beneficial owner of all such Shares. As the sole shareholder of Resources Holding, UP may be deemed to have voting and dispositive power with respect to such Shares and may therefore be deemed to be the beneficial owner of all such Shares. However, the filing of this Statement shall not be construed as an admission for the purposes of Section 13(d) and 13(g) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder that UPRC is the beneficial owner of any shares, or that either of the other Reporting Persons is the beneficial owner of any of the shares of the Company owned by UPRC.

               Except as set forth herein, none of the Reporting
          Persons beneficially owns any Shares.

               To the best of the Reporting Persons' knowledge and belief, none of the persons listed on Schedule I hereto owns beneficially any Shares.

               (c) On March 2, 1994, the Company issued to UPRC a Common Stock Purchase Warrant, dated February 8, 1994, to purchase up to 2,000,000 Shares (the "Warrant"). For a further description of the Warrant see Item 6 below, which is hereby incorporated herein by reference. To the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto has purchased or sold Shares during the past 60 days.

               (d)  Not applicable.

               (e)  Not applicable.

          Item 6.  Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer.

               On March 2, 1994, the Company issued the Warrant to UPRC. The Warrant is exercisable (a) at any time prior to February 8, 1997 with respect to 1,000,000 Shares (the "3-Year Shares"), and (b) at any time prior to February 8, 1998 with respect to the remaining Shares (the "4-Year Shares"); provided that if the market price per Share as of February 8, 1995 is less than $16.50 per share, the foregoing dates shall be extended to February 8, 1998 and February 8, 1999 for the 3-Year Shares and 4-Year Shares, respectively. The exercise price is initially $25.00 per Share for the 3-Year Shares and $27.00 per Share for the 4-Year Shares. On February 8, 1995 the exercise price for both the 3-Year Shares and the 4-Year Shares shall be adjusted to equal the market price (determined as set forth in the Warrant) of the Shares as of such date multiplied by 120%; provided, that in no event shall such adjustment cause the exercise price for the 3-Year Shares or the 4-Year Shares to exceed the respective exercise prices specified in the previous sentence or to be less than $21.60 per Share. In addition, the number of Shares for which the Warrant is exercisable and the price at which such Shares may be purchased will be adjusted upon the occurrence of certain events, which include (i) the payment of certain dividends or distributions in respect of the Shares, (ii) certain issuances or sales to shareholders of warrants or other rights to subscribe for or purchase additional Shares, (iii) certain reclassifications, subdivisions or combinations of outstanding Shares, or (iv) certain mergers or consolidations of the Company or dispositions of all or substantially all of its assets.

               The Warrant may be transferred, in whole or in part, by UPRC with the written consent of the Company (which consent shall not be unreasonably withheld); provided that any transferee (other than UPRC or any affiliates of UPRC) shall have acquired the right to purchase at least 200,000 but not more than 750,000 Shares. In addition, pursuant to the Warrant, UPRC will have the right to require, on the terms and conditions set forth therein, that the Company effect the registration under the Securities Act of 1933, as amended, of all or any part of its Shares. Such right commences on February 8, 1995 and ends on the date which is 36 months after the final date on which the right to purchase Shares pursuant to the Warrant is exercised.

               The foregoing description of the Warrant is qualified in its entirety by reference to the Warrant, a copy of which is filed herewith as Exhibit 2, and which is incorporated herein by reference.

               Except as set forth herein, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



          Item 7.  Material to be Filed as Exhibits.

               Exhibit 1.     Joint Filing Agreement, dated March
                              11, 1994

               Exhibit 2.     Warrant, dated February 8, 1994,
                              issued by the Company in favor of
                              UPRC.



                                  SIGNATURE

               After reasonable inquiry and to the best of its

          knowledge and belief, the undersigned certifies that the

          information set forth in this statement is true, complete

          and correct.

          Dated:  March 11, 1994

                                   UNION PACIFIC CORPORATION

                                   By: /s/ Carl von Bernuth
                                       Name:  Carl von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel



                                  SIGNATURE

               After reasonable inquiry and to the best of its

          knowledge and belief, the undersigned certifies that the

          information set forth in this statement is true, complete

          and correct.

          Dated:  March 11, 1994

                                   RESOURCES HOLDING, INC.

                                   By: /s/ Edward J. Jones
                                        Name:  Edward J. Jones
                                        Title: President



                                  SIGNATURE

               After reasonable inquiry and to the best of its

          knowledge and belief, the undersigned certifies that the

          information set forth in this statement is true, complete

          and correct.

          Dated:  March 11, 1994

                                   UNION PACIFIC RESOURCES COMPANY

                                   By: /s/ George Lindahl, III
                                        Name:  George Lindahl, III
                                        Title: Vice President -
                                               Operations



                                Exhibit Index

          Exhibit                                               Page

             1           Joint Filing Agreement

             2           Warrant dated February 8, 1994,
                         issued by Snyder Oil Corporation in favor of Union Pacific Resources Company.





                                  Schedule I

          1. Directors and Executive Officers of Union Pacific Corporation ("UP"). The name and present principal occupation or employment of each of the directors and executive officers of UP, and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018. Each director and executive officer listed below is a citizen of the United States. Directors are identified by an asterisk.

                                           Present Principal
           Name and Business                  Occupation
          or Residence Address               or Employment

          Robert P. Bauman*                Chief Executive
          1500 Littleton Road              SmithKline Beecham p.l.c.
          Parsippany, NJ  07054

          Richard B. Cheney*               Senior Fellow
          1150 17th Street                 American Enterprise
          Suite 1100                         Institute
          Washington, D.C. 20036

          E. Virgil Conway*                Financial Consultant
          101 Park Avenue                    and Corporate Director
          31st Floor
          New York, NY  10178

          Spencer F. Eccles*               Chairman and Chief
          79 S. Main Street                  Executive Officer
          Salt Lake City, UT  84111        First Security Corporation

          Elbridge T. Gerry, Jr.*          Partner
          59 Wall Street                   Brown Brothers Harriman & Co.
          New York, NY  10005

          William H. Gray, III*            President
          11328 French Horn Lane           United Negro College Fund
          Reston, VA  22091

          Judith Richards Hope*            Senior Partner
          1050 Connecticut Ave., NW        Paul Hastings, Janofsky
          Twelfth Floor                      & Walker
          Washington, D.C.  20036

          Lawrence M. Jones*               Retired Chairman and Chief
          250 North St. Francis St.          Executive Officer
          P.O. Box 1762                    The Coleman Company, Inc.
          Wichita, KS  67201

          Drew Lewis*                      Chairman, President and
                                              Chief Executive Officer
                                           Union Pacific Corporation

          Richard J. Mahoney*              Chairman & Chief Executive
          800 N. Lindbergh Blvd.             Officer
          St. Louis, MO  63167             Monsanto Company

          Claudine B. Malone*              President
          7570 Potomac Fall Road           Financial & Management
          McLean, VA  22102                  Consulting, Inc.

          John R. Meyer*                   Professor
          138 Brattle Street               Harvard University
          Cambridge, MA  02138

          Thomas A. Reynolds, Jr.*         Chairman Emeritus
          35 West Wacker Drive             Winston & Strawn
          Suite 4700
          Chicago, IL  60601

          James D. Robinson, III*          President, J.D Robinson Inc.
          126 East 56th Street
          26th Floor
          New York, NY  10022

          Robert W. Roth*                  Retired President and
          1580 Griffin Road                  Chief Executive Officer
          Pebble Beach, CA  93953          Jantzen, Inc.

          Richard D. Simmons*              President
          1150 15th Street, N.W.           International Herald Tribune
          Washington, D.C.  20071

          L. White Matthews, III           Executive Vice President
                                             - Finance
                                           Union Pacific Corporation

          Ursula F. Fairbairn              Senior Vice President
                                             - Human Resources
                                           Union Pacific Corporation

          Carl W. von Bernuth              Senior Vice President
                                             and General Counsel
                                           Union Pacific Corporation

          Charles E. Billingsley           Vice President and
                                             Controller
                                           Union Pacific Corporation

          John E. Dowling                  Vice President - Corporate
                                             Development
                                           Union Pacific Corporation

          John B. Gremillion, Jr.          Vice President - Taxes
                                           Union Pacific Corporation

          Mary E. McAuliffe                Vice President
                                             - External Relations
                                           Union Pacific Corporation

          Gary F. Schuster                 Vice President
                                             - Corporate Relations
                                           Union Pacific Corporation

          Gary M. Stuart                   Vice President and
                                             Treasurer
                                           Union Pacific Corporation

          Judy L. Swantak                  Vice President and
                                             Secretary
                                           Union Pacific Corporation


          2. Directors and Executive Officers of Resources Holding, Inc. ("Resources Holding"). The name and present principal occupation or employment of each of the directors and executive officers of Resources Holding, and the name principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is 1105 North Market Street, Suite 1300, Wilmington, Delaware, 19801. Each director and executive officer listed below is a citizen of the United States. Directors are identified by an asterisk.

                                          Present Principal
           Name and Business                 Occupation
          or Residence Address             or Employment

          Edward J. Jones*               President of Delaware
                                            Corporate Management1
                                         Mr. Jones is also
                                         Chairman of the Board and
                                         President of Resources
                                         Holding, Inc.

          Thomas P. Sweeney*             President and Director of
                                         the law firm of
                                         Richards, Layton & Finger.
                                         Mr. Sweeney is also
                                         Secretary of Resources
                                         Holding, Inc.

          David W. Dupert                Executive Vice President of
                                         Delaware Corporate
                                         Management.
                                         Mr. Dupert is also
                                         Treasurer of Resources
                                         Holding, Inc.



          1 Delaware Corporate Management provides corporate and management services for Delaware holding companies.


          3. Directors and Executive Officers of Union Pacific Resources Company ("UP Resources"). The name and present principal occupation or employment of each of the directors and executive officers of UP Resources, and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is 801 Cherry Street, Fort Worth, Texas 76102. Each director and executive officer listed below is a citizen of the United States. Directors are identified by an asterisk.

                                         Present Principal
           Name and Business                  Occupation
          or Residence Address               or Employment

          Jack L. Messman*                 Chief Executive Officer
                                              and President

          Drew Lewis* (1)                  Chairman Executive Committee

          Carl W. von Bernuth* (1)         Director

          Patrick D. Hanley                Vice President and
                                           Chief Financial Officer

          Dale W. Bossert                  Vice President - Exploration
                                           and Production

          V. Richard Eales                 Vice-President - Corporate
                                           Development

          Ursula F. Fairbairn (1)          Vice-President - Benefit
                                           Plan Administration

          John B. Gremillion, Jr. (1)      Vice-President - Taxes

          Mark S. Knouse                   Vice-President - Govt.
                                           Relations & Public
                                           Affairs

          George Lindahl, III              Vice-President - Operations

          L. White Matthews, III* (1)      Vice-President - Corporate
                                           Finance

          Donald W. Niemec                 Vice-President - Marketing

          Bill J. Zimmerman                Vice-President and
                                           General Counsel
          Judy L. Swantak (1)              Secretary

          Rebecca J. Robinson              Treasurer

          (1) The business address of each of these persons is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018.